UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

CAPITAL RESOURCE FUNDING, INC.
(Exact name of registrant as specified in its corporate charter)

333-118259
(Commission File No.)

North Carolina	54-2142880
(State of Incorporation)	(IRS Employer Identification No.)

17111 Kenton Drive, Suite 100B, Cornelius
North Carolina 28031
(Address of principal executive offices)

(704) 564-1676
(Registrant's telephone number)

 Copies to:
Greentree Financial Group, Inc.
7951 SW 6th Street, Suite 216
Plantation, FL 33324
(954) 424-2345 Tel
(954) 424-2230 Fax

CAPITAL RESOURCE FUNDING, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

    This Information Statement is being mailed on or about October 1, 2006 to the holders of record as of September 30, 2006, of common stock, par value $.00000005 per share ("Common Stock"), of Capital Resource Funding, Inc. a corporation organized under the laws of North Carolina ("Company" or "CRFU"). You are receiving this Information Statement in connection with the Company's election of 4 designees of the shareholders of Da Lian Xin Yang High-tech Development Co. Ltd., a corporation organized and existing under the laws of the Peoples’ Republic of China (“Sun Group”), to the Board of Directors of the Company (the "Designees").

    Pursuant to and at the closing of a Plan of Exchange dated September 6, 2006 (the "Agreement"), among the Company, Sun Group, the shareholders of Sun Group (the "Sun Group Shareholders") and the Majority Shareholder of the Company (the “Majority Shareholder”), CRFU acquired a 70% interest (RMB 74,200,000) in Sun Group in exchange for the issuance of 30,000,000 new shares of CRFU common stock pursuant to Regulation S under the Securities Act of 1933, as amended, to Sun Group Shareholders. CRFU will also granted to Sun Group a two (2) year non-transferable option to subscribe for and purchase 10,000,000 new shares of CRFU common stock in exchange for RMB 31,800,000. In addition, Sun Group and/or the Sun Group Shareholders acquired 9,500,000 freely transferable common shares of CRFU from the Majority Shareholder for a payment by Sun Group and/or the Sun Group Shareholders of an amount equal to $600,000, less related expenses. Sun Group then become a wholly-owned subsidiary of the Company. The Majority Shareholder also agreed to deliver into escrow the copies of restricted and non-transferable stock certificates pursuant to lock-up agreements, including 250,000 shares belonging to Mr. Koran, 200,000 shares belonging to Laura Koran and 200,000 shares belonging to Richard Koran. Sun Group is a company dedicated to industrial investment, high technology, utilities, real estate, and education with total registered capital of RMB106,000,000, and its principal address is 1 Hutan Street, Zhongshan District, Dalian, P. R. China.

    As a result of the transactions consummated at the closing, shares representing approximately 94% of the Company’s post-issuance outstanding shares of common stock were issued to the Sun Group shareholders, and 70% of the registered capital of Sun Group was acquired by the Company. Upon completion of the physical exchange of the share certificates, Sun Group became a wholly-owned subsidiary of the Company. The “closing date” as referred to herein means September 30, 2006. An executed copy of the Agreement is attached hereto as Exhibit 10.

    As of the closing date, David Koran was Chief Executive Officer and Director of the Company, Laura Koran was Chief Financial Officer and Director of the Company, Richard Koran was Director of the Company and Steve Moore was the Vice President and Director of the Company. On September 29, 2006, Mr. Koran resigned as Chief Executive Officer and Director, Mrs. Koran resigned as Chief Financial Officer and Director, Mr. Richard Koran resigned as Director and Steve Moore resigned as Vice President and Director, and the Board of Directors appointed Mr. Wang, Bin as President and Chief Executive Officer of the Company. He was also appointed as Director of the Company. The Board of Directors appointed Ms. Feng, Gui Mei as Vice President and Director of the Company. The Board of Directors appointed Ms. Liu, Ming Fen as Chief Financial Officer of the Company. Ms. Li, Zhi and Ms. Wang, Jiao were also appointed as Directors of the Company by the Board of Directors. As a result, there will be a change in the majority of the Board of Directors of the Company, which requires the filing of this Information Statement on Schedule 14F-1.

    Prior to the consummation of the transactions contemplated by the Agreement, the Majority Shareholder was the holder of a controlling position in the issued and outstanding voting stock of Company, beneficially owning 10,000,000 shares of Common Stock of the Company. As part of the transactions contemplated herein, the Majority Shareholder transferred 9,500,000 common shares of the Company to Sun Group and/or the Sun Group Shareholders, in exchange for total payments of $600,000 by Sun Group and/or the Sun Group Shareholders, less related expenses. The Majority Shareholder retained beneficial ownership of 500,000 shares of common stock, of which 250,000 shares will be locked up for twelve months after the closing date.

THE TRANSFER OF THE 9,500,000 SHARES OF COMMON STOCK OF THE COMPANY AND THE ISSUANCE OF 30,000,000 INVESTMENT SHARES OF COMMON STOCK OF THE COMPANY TO SUN GROUP AND/OR THE SUN GROUP SHAREHOLDERS PURSUANT TO THE AGREEMENT WILL RESULT IN A CHANGE IN CONTROL OF THE VOTING SECURITIES OF THE COMPANY. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY. AS A RESULT, SUN GROUP AND/OR THE SUN GROUP SHAREHOLDERS WILL CONTROL THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of Company in connection with the election or appointment of the Designees to the Board. However, Regulation 14E of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On September 30, 2006, there were 12,422,971 issued and outstanding shares of par value $.00000005 Common Stock. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The outstanding shares of Common Stock are the only class of equity securities of the Company currently issued and outstanding.

The table on the following page sets forth, as of September 30, 2006, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group. The percentage of shares beneficially owned is based on there having been 12,422,971 shares of Common Stock outstanding as of September 30, 2006.

OFFICERS, DIRECTORS AND BENEFICIAL OWNERS, AS OF SEPTEMBER 30, 2006

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)(2)	Percentage of Class (3)

David R. Koran 2212 Lantern Way Circle Cornelius, NC 28031	500,000	4.0%
Wang, Bin 1 Hutan Street, Zhongshan District Dalian, P. R. China	9,500,000	76.5%
Officers and directors as a group (4 persons)	9,500,000	76.5%

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(1)
As used herein, a person is deemed to be the “beneficial owner” of a security if he or she has or shares voting or investment power with respect to such security, or has the right to acquire such ownership within sixty (60) days. As used herein, “voting power” includes the power to vote or to direct the voting of shares, and “investment power” includes the power to dispose or to direct the disposition of shares, irrespective of any economic interest therein.

(2)	Except as otherwise indicated by footnote, the persons named in the table have sole voting and investment power with respect to all Common Stock beneficially owned by them.

(3)
Percentage ownership for a given individual or group is calculated on the basis of (i) the amount of outstanding shares owned as of September 30, 2006 plus, (ii) the number of shares that such individual or group has the right to acquire within sixty (60) days pursuant to options, warrants, conversion privileges or other rights, if applicable.

DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

The following sets forth information concerning the current Directors, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director, nominee or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees or committees performing similar functions for the Board of Directors. During the fiscal year ended December 31, 2005, the Board of Directors held no formal meetings while David Koran, Laura Karan, Richard Koran and Steve Moore were the directors.

Mr. Wang Bin - President and Chief Executive Officer

Mr. Wang is appointed as President and Chief Executive Officer of the Company. He has also been nominated as a Director of the Board. Mr. Wang is 42 years old. He received his Bachelor degree from Harbin University of Science and Technology majoring in Business Management. Mr. Wang is a senior-level economist with strong experience in business management, and he is the founder of Da Lian Xin Yang High-Tech Development Company Ltd., a company dedicated to industrial investment, high technology, utilities, real estate, and education with total registered capital of RMB 106,000,000. Mr. Wang has been the President of Sun Group since 2000.

Mr. Wang is married to Ms. Li, Zhi, a nominee for Director of the Board.

Ms. Feng, Gui Mei - Vice President

Ms. Feng is appointed as Vice President of the Company. She is also a nominee for Director of the Board. Ms. Feng is 50 years old. She earned her MBA from the Business Management Institute of Dongbei Finance & Economics University. She has more than 20 years experience in inorganic chemicals. Ms. Feng is experienced in management, production, R&D, and marketing High-Tech companies. She also has deep knowledge of anode materials used in lithium ion batteries. Prior to joining Da Lian Xin Yang High-Tech, Ms. Feng served as a manager in Da Lian Chemical Group for the years 1998 to 2000, in addition she was the general manager of Da Lian Jia Yang Cobalt-nickel Chemical Company Ltd. from 2000 to 2003 and she has been the general manager of Sun Group High-Tech Development Company Ltd. since 2003.

Ms. Liu, Ming Fen - Chief Financial Officer

Ms. Liu is appointed as the Chief Financial Officer of the Company. Ms. Liu is 55 years old. Since 2004, Ms. Liu has been the Chief Financial Officer of Da Lian Xin Yang High-Tech and she is a Certified Public Accountant in China. Ms. Liu earned her bachelors degree in finance from Dongbei Finance & Economics University and she has extensive experience in financial regulations, company management, and raising capital. In 2001 and 2002, Ms. Liu served as the financial supervisor for a chemical fertilizer plant under Dalian Chemical Industry Group. And in 2003, Ms Liu was the financial manager of Sun Group Investment Company.

Ms. Li, Zhi - Director

Ms. Li is a nominee for the Director of the Board. She is 36 years old, and she is a Certified Public Accountant in China. She graduated from Heilongjiang Commerce College, where she majored in Accounting. After graduation, she worked in the accounting department of a state-owned company. Since 2000, Ms. Li has been the director of Da Lian Xin Yang High-Tech.

Ms. Li is married to Mr. Wang, the President, Chief Executive Officer and Director of the Company.

Ms. Wang, Jiao - Director

Ms. Wang is a nominee for Director of the Board. Ms. Wang is 23 years old. She graduated from Dongbei Finance & Economics University, where she majored in Administrative Management. Ms. Wang is skilled in marketing strategy and management. She has been an outstanding professional manager with excellent performance in organization and negotiation. Since 2003, Ms. Wang has been a director of Da Lian Xin Yang High-Tech.

Ms. Wang is the daughter of Mr. Wang and Ms. Li.

EXECUTIVE COMPENSATION:

Mr. Wang has not received any cash compensation from the Company in the last three years.

Ms. Feng has not received any cash compensation from the Company in the last three years.

Ms. Liu has not received any cash compensation from the Company in the last three years.

No Directors of the Company have received compensation for their services as Directors nor have they been reimbursed for expenses incurred in attending Board meetings.

The Company may pay cash compensation to its Officers and Directors in the future, however no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the period prior to the quarter ended August 31, 2006 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed its Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

By Order of the Board of Directors Capital Resource Funding, Inc.

Dated: September 30, 2006	By:	/s/ David Koran
David Koran

EXHIBIT INDEX

Exhibit Number	Description

10	Plan of Exchange, dated September 6, 2006